

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 23, 2015

Via E-mail
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re:** **China Rapid Finance Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2015**
> **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note that a large portion of your Business section includes information provided by Oliver Wyman, Inc. Please tell us what consideration you have given to filing Oliver Wyman's commissioned report as an exhibit to the registration statement. In this regard, please refer to Rule 408(a) of Regulation C.

Prospectus Summary, page 1

4.   Please revise your disclosure here and throughout the prospectus to clarify whether you do business exclusively in China. In particular, please clarify whether your marketplace facilitates investments by investors located outside China and, if so, whether it would facilitate investments from investors located in the United States.

Risk Factors

Failure to maintain relationships with cooperation partners . . . , page 16

5.   If applicable, please revise this risk factor to discuss any current agreements between either Tencent or Baidu and the company's competitors.

If delinquencies or defaults on loans facilitated . . . , page 17

6.   Please revise to quantify the default rate of loans facilitated on your platform in recent periods.

Fraudulent activity occurring on or through our marketplace . . . , page 17

7.   Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs.

Our quarterly results may fluctuate significantly, page 19

8.   Please reconcile your inclusion of this risk factor with your discussion related to being exempt from quarterly results requirements under "We are a foreign private issuer within the meaning of the rules . . . ," on page 48.

If negative publicity arises with respect to us, our industry . . . , page 21

9.   Please revise to discuss recent developments in the peer-to-peer lending industry in China, such as lending platform bankruptcies or failures in the last year, and any resulting

negative impact on China's online consumer finance marketplace industry in general. Alternatively, if you do not believe these developments are material, please tell us why.

The facilitation of loans through our marketplace . . . , page 30

10.   Please revise to clarify whether in the past you have been subject to any material fines or other penalties under any PRC laws or regulations that prohibit illegal fund raising.

Dilution, page 58

11.   Please revise the first sentence of the first paragraph to state that your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the company's pro forma, as adjusted net tangible book value per ADS after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares, and (ii) this offering. In addition, state that dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted net tangible book value per ordinary share attributable to the existing shareholders for the company's outstanding ordinary shares.

12.   Please revise the first sentence of the second paragraph to state that the company's net tangible book value as of December 31, 2014 was approximately US$ (28.417) million or US$ (1.8) per ordinary share as of that date and US$ ___ per ADS. In addition, define pro forma, as adjusted net tangible book value per ordinary share.

Enforcement of Civil Liabilities, page 60

13.   Please revise your discussion under this heading as follows:

- We note your reference to your PRC legal counsel, Haiwen & Partners. Please include discussion of the PRC, including whether shareholders may originate actions in the PRC based on U.S. securities laws and whether a treaty or reciprocity exists between the PRC and either the U.S. or the Cayman Islands; and

- The disclosure should cover all material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Effectiveness of Our Proprietary Credit Assessment Technology, page 69

14.   We note your disclosure that you "have made and will continue to make substantial investment" in research and development activities. Please include the quantified disclosures required by Item 5.C. of Form 20-F regarding your research and development activities.

Key Components of Results of Operations, page 69

15.   Please revise to provide a discussion of the revenues recognized from upfront fees and account management fees for the periods presented.

16.   We note that the number of loans facilitated increased in excess of 100% during fiscal 2014 and that there was not a similar increase in transaction and service fees recognized during the same period. So that the reader has a better understanding of the correlation between loans facilitated and the amount of transaction and service fees recognized, please revise to provide a discussion of the amount and types of fees recognized on each loan (e.g., based on type or maturity) and whether there are any differences in the fees charged during the loan facilitation process.

17.   Please revise to disclose in tabular format, for each period presented, the composition of the loans facilitated by type or maturity or borrower or any significant barometer the company utilizes to evaluate and analyze its operations. The average interest rate for each of the loans facilitated should be presented for each period presented in order to give the reader a more enhanced understanding of the company's business operations.

18.   The company should also provide similar type loan information in regard to its micro-lending operations.

Operating expenses, page 70

19.   We note the increase in servicing expenses recognized in 2014 in comparison to 2013 due, in part, to the increase in data verification costs on longer term loans. So that the reader has a better understanding of the maturity length of the loans, please revise to provide adequate discussion of the maturity length of the loans facilitated in these respective periods identifying the types of loans that are considered to be larger, longer term loans.

20.   Please revise to address the increases recognized in the different types of sales and marketing expenses during 2014 in comparison to 2013.

21.   Please revise to address the increases recognized in the different types of general and administrative expenses during 2014 in comparison to 2013.

PRC, page 72

22.   Please revise to disclose how the implementation of the VAT programs has impacted the disclosure presentations in the financial statements.

<u>Critical Accounting Policies</u>

<u>Safeguard Program, pages 73-74</u>

23.   We note your statement that at loan inception and upon subsequent loan repayments, a certain percentage of the amount is collected and segregated by the company in a restricted cash account. Please expand the disclosure here and in Note 2 –Summary of Significant Accounting Policies – (n) Safeguard Program to state how you determine this percentage as well as the amount of the percentage.

24.   Reference is made to the fourth sentence of the second paragraph. Please revise to state that the ASC Topic 450 component (not ASC 50) is a contingent liability, determined on a pool basis, representing the obligation to make future payments under the Safeguard Program.

25.   Please tell us how the company determines the fair value of the receivables and payables associated with the Safeguard Program. In addition, please revise to provide a rollforward of the activity within the Safeguard Program which includes beginning balances, additions, reductions due to payouts, fair value adjustments and the ending balances for each of the periods presented.

<u>Business</u>

<u>Borrowers, page 97</u>

26.   Please revise the last paragraph on page 97 to disclose whether the credit diligence and verification performed by your network of data verification centers has shown significant instances of invalid information provided by potential borrowers and the procedures the company takes once it identifies instances of invalid information.

<u>Our Network of Facilities, page 99</u>

27.   We note that you intend to expand to 240 data verification centers in 150 cities in China by 2019. Please revise to quantify, to the extent you are able, the estimated funds necessary to finance your expansion plans.

<u>Proprietary, Advanced Technology Platform, page 99</u>

28.   Please disclose whether a loan facilitated on your platform would show up on a borrower's credit report. Also please revise to clarify whether you allow borrowers to hold more than one loan at a time. If multiple loans are possible, please tell us what consideration you have given to adding a risk factor disclosing that your business model could allow for borrowers to borrow money from one group of lenders to pay off notes to other lenders.

Credit Scoring, page 100

29.   We note your disclosure regarding your use of a proprietary credit scoring algorithm to assess the creditworthiness of potential borrowers and that each of your "algorithms score potential borrowers into three principal score regions with four groups per region." Please revise to:

- disclose any minimum criteria that a potential borrower must reach in order to qualify for each of the three principal score regions;

- disclose the amounts of loans originated in each principal score region at the end of each period presented;

- discuss how these three principal scores relate to the likelihood of loss relative to each region; and

- clarify whether any of the loan scores/regions would be considered to be non-prime.

30.   We note your disclosure that your credit scoring algorithms "produce scoring decisions based on hundreds of data variables." Please expand your discussion to identify the material data variables that impact a potential borrower's credit score. As appropriate, please provide illustrative examples to explain how variations in material data points may affect, either favorably or unfavorably, a potential borrower's credit score.

31.   Please revise to discuss the liability that the company assumes, if any, if it fails to correctly assign a credit score to a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of assigning an incorrect score to a particular borrower.

Automated Decisioning, page 101

32.   Please revise to clarify whether a borrower whose loan request has been declined is prohibited from applying again. If this is not the case, disclose whether there is a risk that a borrower could apply again using different self-reported/unverified information and be approved.

Strategic Cooperation Agreements, page 101

33.   Please disclose in greater detail the material terms and conditions of the Strategic Cooperation Agreements that you entered into with each of Tencent and Baidu. Please also file the agreements as exhibits to the registration statement or provide us an analysis supporting your determination that you are not required to do so. See Item 601(b)(10) of Regulation S-K for additional guidance.

Safeguard Program and Account Management Services, page 103

34.   We note the disclosures relating to the Safeguard Program. Please revise to more clearly explain the disclosures as it relates to the Safeguard Program and the payment of funds to the respective investor "when funds are available" and "to the extent funds are available." Further, if adequate funds to repay the investor are not available within the program, address whether the company is liable for these amounts and how this is considered in the determination of the fair value of the individual and overall payables at each reporting period.

35.   Please discuss whether there are any circumstances under which a delinquent borrower's payment schedule may be modified.

Regulation, page 106

36.   Please revise your discussion under this heading as follows:

  - Include further discussion of the Guidelines that you may not be in full compliance with referenced under "Regulations Related to the Marketplace Lending Industry," on page 106. We note also your reference on page 31, that "[you] believe" our marketplace does not violate PRC laws and regulations prohibiting illegal fundraising. Please ensure that your PRC opinion includes a corresponding assessment; and

  - Revise your discussion of the Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding foreign Investment under "Regulations Related to Company Establishment and Foreign Investment," on page 108, to make clear the category of your various businesses.

Management, page 115

37.   Please elaborate to explain the functions of the advisory board, the specific responsibilities of the advisory board members and the frequency of advisory board meetings.

Board of Directors, page 118

38.   Please revise to disclose the information required by Items 6.C.1 and 6.C.2 of Form 20-F.

Principal Shareholders, page 125

39.   Please revise to identify the natural person(s) with voting or dispositive power over the shares owned by DLB CRF Holdings, LLC.

Shares Eligible for Future Sale

Lock-Up Agreements, page 150

40.   Please briefly describe the "certain exceptions" to the lock-up agreements.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

(i) Fair value measurement, pages F-9 – F-10

41.   Please revise to provide the disclosures required by ASC 820-10-50-1 for each of the assets and liabilities measured at fair value.   Please also revise to provide the disclosures required by ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value.

(j) Loans receivable, net, page F-10

42.   If applicable, please expand the note to provide the disclosures pursuant to ASC 310-10-50-33 and 50-34 for the company's troubled debt restructurings of financing receivables. In addition, refer to ASC 310-10-55-12 for an illustration of certain of the disclosures required by ASC 310-10-50-33 through 50-34.

(o) Revenue Recognition, page F-12

43.   Please revise the fifth sentence of the first paragraph to refer to ASC Topic 460, Guarantees.

Note 17. Unaudited pro forma balance sheets and loss per share, page F-26

44.   Please revise the disclosure to refer to the conversion of preferred shares into ordinary shares.

Exhibits

45.   Please file all required exhibits as promptly as possible. If you are not in a position to file the legality and tax opinions (listed as exhibits 5.1, 8.1, 8.2 and 99.2) with the next amendment, please provide draft copies for us to review. The drafts should be submitted as correspondence.

46.   Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

- any agreement, arrangement or understanding with respect to your use of Orchard's platform to source institutional investors, as discussed on page 98;

- the agreement among the company, CCB and a third party payment agent, as disclosed on pages 102 – 103;

- the employment agreements entered into among the company, its subsidiaries and each of your executive officers, as disclosed on page 117;

- the Obligations Agreements entered into between the company and each of its advisors, as disclosed on page 118; and

- the Advisory and Incentive Share Agreements, as disclosed on page 121.

Please refer to Item 601(b)(10) of Regulation S-K.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
        Alan Seem, Esq.